UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 22, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
22 December 2014	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr T Cutt

Date of last notice	25 August 2014

Date issuer informed of transaction	19 December 2014

Date and place of transaction	19 December 2014 (place of transaction not applicable)

Nature of transaction	Award of Performance Shares under the Long Term Incentive Plan (“LTIP”) and of Deferred Shares under the Short Term Incentive Plan (“STIP”).

Part 1 – Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;

•	details of the circumstance giving rise to the relevant interest;

•	details and estimated valuation if the consideration is non-cash; and

•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	-

Nature of indirect interest (including registered holder)	-
Date of change	-
No. of securities held prior to change	-
Class	-
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change	-
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Any additional information	Mr Cutt has a direct interest in 55,621 ordinary shares in BHP Billiton Limited.

Mr Cutt has an indirect interest in 36 ordinary shares in BHP Billiton Limited (held as 18 BHP Billiton Limited ADRs) and 66 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.

Mr Cutt also holds an indirect interest in 736 ordinary shares in BHP Billiton Limited (held as 368 BHP Billiton Limited ADRs) held by Merrill Lynch, and they are held on behalf of Mr Cutt as beneficial owner.

No change to these interests

Part 2 – Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and

•	details and estimated valuation if the consideration is non-cash.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 – Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	19 December 2014
Period during which or date on	LTIP Performance Shares
which exercisable	– August 2019
STIP Deferred Shares
– August 2016
Total amount paid (if any) for the grant	-

Description of securities involved: class; number	107,511 Performance Shares (BHP Billiton Limited) under the LTIP 37,772 Deferred Shares (BHP Billiton Limited) under the STIP
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Total number of securities over which options or other rights held at the date of this notice	BHP Billiton Limited:
209,687 – maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

37,772 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

36,490 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

10,637 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GSTIP

27,000 – maximum number of Restricted Shares (ordinary shares of BHP Billiton Limited) under the MAP

36 – maximum number of Matched Shares (ordinary shares of BHP Billiton Limited, held as 18 BHP Billiton Limited ADRs) under Shareplus

66 – maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under Shareplus
321,688 – Total
Any additional information	This notification is in respect of the award of Performance Shares under the LTIP and Deferred Shares under the STIP.

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew

Contact details	Rachel Agnew	Tel:	+65 9022 0463
		Fax:	+61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: December 22, 2014	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary